

March 29, 2013

Via E-mail
Mark F. Baumgartner
Chief Financial Officer
JTH Holding, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454

> **Re: JTH Holding, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2012**
> **Filed July 9, 2012**
> **Form 10-Q for the Quarterly Period Ended January 31, 2013**
> **File No. 1-35588**

Dear Mr. Baumgartner:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2012

Note 1. Organization and Significant Accounting Policies, page F-9

1. Please revise to disclose the nature of all significant commitments and obligations resulting from franchise agreements, including a description of the services that the company has agreed to provide to its franchisees for agreements that have not yet been substantially performed. Please refer to ASC 952-440-50.

Form 10-Q for the Nine Months Ended January 31, 2013

Note 2. Notes and Accounts Receivable, page 9

2.   We refer to the roll-forward schedule of notes receivable. Please revise to describe the nature of the activity presented as "refinancing of accounts receivable" and how revenue recognition is affected.

3.   Revise to describe the underlying reason for the cancellation of $18.8 million of notes receivable in fiscal 2012 and the related accounting implications.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                                Sincerely,

                                                /s/ Terry French for

                                                Larry Spirgel
                                                Assistant Director

cc: James J. Wheaton, Esq.
        David W. Ghegan, Esq.